5/29


03022624

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gitennes Exploration Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

FILE NO. 82- 4170 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 6/9/03

82-4170

03 ... 20 ... 7:21

Gitennes Exploration Inc.

AR/S
12-31-02

Consolidated Financial Statements

For the year ended December 31, 2002

President's Message

To our shareholders:

On behalf of the Board of Directors, I am pleased to present your Company's Annual Report for the year ended December 31, 2002.

Early in 2002, the market started to turn. Bullion prices moved up, mining company shares produced attractive returns to investors, and the junior resource market became buoyant. The sector has found new growth, new opportunities and new markets. A spring tonic - and it looks like it will last!

Gitennes has taken the necessary steps to be "in the game". With new gold and silver properties in Peru, a strong treasury and a wealth of experience, we believe that the future of the Company could not be brighter.

At Rio Blanco in Peru, work by Gitennes' earn-in partner Monterrico Metals plc demonstrated the presence of an important high grade copper deposit at Henry's Hill. During the past year Gitennes' geologists and consultants visited potential acquisition properties in Chile, Honduras, Mexico, Peru and Canada, and reviewed numerous submissions from Africa, Europe and eastern Asia. In-house generative work resulted in the staking of the Urumalqui and Lapidem Properties in Peru, and the Garden – Obongo claims in Ontario. Other prospects have been identified, and more acquisitions are planned in 2003.

Junior exploration companies such as Gitennes tend to acquire new properties in two ways; through property submissions, and through prospecting and regional reconnaissance. While Gitennes will certainly look at all submissions, and has entered into several option agreements over the years, its ability to uncover new properties in new areas is its strength. This is a result of employing a core group of capable, highly qualified exploration geologists and consultants, operating offices in both Lima and Vancouver, having a practical, useful database, and maintaining momentum. Though not flashy, it works.

We expect 2003 to be good for Gitennes. To our shareholders, we extend our best wishes and appreciation for your continued interest and support.

J Blackwell

Jerry Blackwell
President

May 2, 2003

Management Discussion and Analysis of Operating Results .

Other Income

The Company received other income of $12,503 from the sale of certain fixed assets for the year ended December 31, 2002 compared to $71,050 for the year ended December 31, 2001.

Expenses

Expenses for the year ended December 31, 2002 were $393,736, compared to $732,769 for the year ended December 31, 2001. Depreciation of $15,097 was recorded in the year ended December 31, 2002, compared to $62,547 for the year ended December 31, 2001. There was no amortization of a mineral exploration database in 2002, thereby accounting for the decrease compared to 2001.

In the year ended December 31, 2002 the Company spent $86,069 on filing, transfer and listing fees and investor relations, compared to $47,133 for the year ended December 31, 2001. This increase was due primarily to an increase in investor relations' activity. General exploration costs of $148,614 and travel costs at $0 for the year ended December 31, 2002 are compared to $17,943 and $19,453 respectively, for the year ended December 31, 2001. Again, these differences reflect both a sharp increase in project generation activities and the cost of travel being distributed to either general exploration or investor relations when the activities were dedicated to these areas. Similarly, salaries and benefits were $107,463 for the year ended December 31, 2002, compared to $254,697 for the year ended December 31, 2001. This reduction is due to portions of key personnel salaries being allocated to general exploration, property exploration or administration, depending upon time spent in those activities.

Of significance is the relatively minor mineral property write-down of $11,635 for the year ended December 31, 2002. The write-down of mineral property values varies from year-to-year, depending upon when management decides to abandon or dispose of properties that have limited potential. During 2002, the Company recorded a $11,635 write-down on mineral properties, representing taxes paid in Peru that the Company has no expectation of recovering. By comparison, for the year ended December 31, 2001 the write-down of mineral properties totaled $4,766,950, representing a reduction in carrying value of the Virgen Property to its net recoverable value based upon a sales agreement. Also for the year ended December 31, 2002 there is a foreign exchange loss of $44,601, compared to a gain $106,927 for the year ended December 31, 2001, reflecting the decline of the U.S. dollar.

Net Loss

Gitennes net loss for the year ended December 31, 2002 was $591,633, compared to a loss of $5,302,716 for the year ended December 31, 2001. The loss for the year ended December 31, 2002 included a mineral property write down of $11,635, compared to $4,766,950 for the year ended December 31, 2001. A loss on foreign exchange of $44,601 was realized for the year ended December 31, 2002, compared to a gain of $106,927 for the year ended December 31, 2001. Management does not consider these results to be a meaningful indication of performance at this stage in the Company's development.

Liquidity and Cash Resources

At December 31, 2002 the Company had working capital of $ 831,342 compared to $ 1,761,651 at December 31, 2001. The decrease is primarily the result of incurring exploration expenditures.

Subsequent to the year end, on April 7, 2003, the company sold its rights and interests in the Rio Blanco property in a transaction valued at US$ 1,500,000 (Cdn$ 2,226,900). This is comprised of US$ 1 million in cash and US$ 0.5 million in the purchasor's common shares.

Though reasonably well-financed at this time, it is likely that the Company will have to raise additional funds in future years. From inception, funds have been generated either through the sale of common shares or resource properties. Shareholders are referred to the ensuing discussion on "Risks and Uncertainties".

Financing Activities

A private placement of 350,000 units was completed in March 2001 to raise gross proceeds of $133,000. No financing activity was undertaken in 2002.

Investing Activities

Investing activities with respect to mineral property expenditures were $346,292 for the year ended December 31, 2002 compared to $595,129 for the year ended December 31, 2001. During 2001, the Company recovered $2,356,268 from the sale of a subsidiary which owned the Virgen Property in Peru. There was no similar transaction in 2002.

Risk and Uncertainties

The mineral industry is intensely competitive and there are inherent risks in all its phases. The Company competes with other companies, many who have greater financial resources and experience. Metal prices are volatile and cannot be controlled. Mineral exploration itself is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body. The recovery of the Company's investment in resource properties and attainment of profitable operations is dependent on a process of discovery, development and sale of mineral products. The ultimate outcome of this process cannot be determined now, as they are contingent upon future matters.

The Company's exploration activities outside of Canada make it subject to foreign currency fluctuations and this may adversely affect the Company's financial position and results of operations. The Company does not engage in currency hedging activities other than maintaining some funds in US dollar investments until such time as the funds are drawn upon.

The Company has limited financial resources, no source of operating cash flow and no assurances that funding will be available to conduct future exploration and development, or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company's exploration programmes are successful, additional funds will be required for development of one or more projects. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development of the Company's properties, or the possible loss of such properties.

Outlook

The Company is reasonably well financed to continue with its exploration activities to meet its contractual obligations. The Company intends to continue to explore the Badger and Fox Properties in Canada and its Urumalqui, Lapidem and Rio Seco Properties in Peru.

MSI STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

3RD FLOOR, 10190 152A STREET
SURREY, BC CANADA
V3R 1J7
PHONE: (604) 585-8300
FAX: (604) 585-8377
INFO@STALEYOKADA.COM
WWW.STALEYOKADA.COM

AUDITORS' REPORT

To the Shareholders of Gitennes Exploration Inc.

We have audited the consolidated balance sheet of Gitennes Exploration Inc. as at December 31, 2002 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements of the Company for the year ended December 31, 2001 were audited by another firm of Chartered Accountants who issued their report without reservation dated March 28, 2002.

Staley, Okada & Partners
STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Surrey, B.C.
March 6, 2003, *(except as to Note 11, which is as of April 11, 2003)*

A MEMBER FIRM OF MACINTYRE STRÄTER INTERNATIONAL LIMITED (MSI), A WORLDWIDE ASSOCIATION OF INDEPENDENT PROFESSIONAL FIRMS
A MEMBER OF THE INSTITUTE OF CHARTERED ACCOUNTANTS OF BRITISH COLUMBIA
A PARTNERSHIP OF INCORPORATED PROFESSIONALS: L.M. OKADA, LTD., C.N. CHANDLER, LTD., K.A. SCOTT, LTD., J.M. BHAGIRATH, LTD., L.W.D. VICKARS, LTD., G.S. TRAHER, INC., D. LAROCQUE, LTD.

Management's Responsibility for Financial Reporting

The consolidated financial statements of Gitennes Exploration Inc. have been prepared by, and are the responsibility of, the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgement based on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the company's assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Staley, Okada & Partners and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Jerry D. Blackwell
Chief Executive Officer
March 6, 2003

MSI STALEY, OKADA
& PARTNERS
CHARTERED ACCOUNTANTS

3RD FLOOR, 10190 152A STREET
SURREY, BC CANADA
V3R 1J7
PHONE: (604) 585-8300
FAX: (604) 585-8377
INFO@STALEYOKADA.COM
WWW.STALEYOKADA.COM

AUDITORS' REPORT

To the Shareholders of Gitennes Exploration Inc.

We have audited the consolidated balance sheet of Gitennes Exploration Inc. as at December 31, 2002 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements of the Company for the year ended December 31, 2001 were audited by another firm of Chartered Accountants who issued their report without reservation dated March 28, 2002.

Staley, Okada & Partners

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Surrey, B.C.
March 6, 2003, *(except as to Note 11, which is as of April 11, 2003)*

A MEMBER FIRM OF MACINTYRE STRÄTER INTERNATIONAL LIMITED (MSI), A WORLDWIDE ASSOCIATION OF INDEPENDENT PROFESSIONAL FIRMS
A MEMBER OF THE INSTITUTE OF CHARTERED ACCOUNTANTS OF BRITISH COLUMBIA
A PARTNERSHIP OF INCORPORATED PROFESSIONALS: L.M. OKADA, LTD., C.N. CHANDLER, LTD., K.A. SCOTT, LTD., J.M. BHAGIRATH, LTD., L.W.D. VICKARS, LTD., G.S. TRAHER, INC., D. LAROCQUE, LTD.

Gitennes Exploration Inc. | Statement 1

Consolidated Balance Sheets

As at December 31
Canadian Funds

ASSETS	2002	2001
Current		
Cash and cash equivalents	$ 846,234	$ 1,934,456
Marketable securities	1,190	1,190
Accounts receivable	12,241	11,813
Prepaid expenses	15,385	3,486
	875,050	1,950,945
Mineral Properties *(Note 4)*	1,295,199	946,542
Capital Assets *(Note 5)*	52,648	48,629
	$ 2,222,897	$ 2,946,116

LIABILITIES		
Current		
Accounts payable and accrued liabilities *(Note 7)*	$ 43,708	$ 189,294
Continued Operations *(Note 1)*		
Contingencies and Commitments *(Note 9)*		

SHAREHOLDERS' EQUITY		
Share Capital *(Note 6)*	24,999,093	24,985,093
Contributed Surplus *(Note 6d)*	25,000	25,000
Deficit - *Statement 2*	(22,844,904)	(22,253,271)
	2,179,189	2,756,822
	$ 2,222,897	$ 2,946,116

ON BEHALF OF THE BOARD:

________________, Director

________________, Director

- See Accompanying Notes -

Gitennes Exploration Inc.

Statement 2

Consolidated Statements of Loss and Deficit

For the Years Ended December 31

Canadian Funds

	2002	2001
Expenses		
Salaries and benefits	$ 107,463	$ 254,697
Office rent, utilities and miscellaneous	96,597	137,970
Filing, transfer fees and investor relations	86,069	47,133
Audit, accounting, legal and professional fees	80,263	205,540
Amortization	15,097	62,547
Interest and bank charges	8,247	5,429
Travel	-	19,453
	393,736	732,769
Other Expense (Income)		
Foreign exchange loss (gain)	44,601	(106,927)
General exploration	148,614	17,943
Write-down of mineral properties	11,635	4,766,950
Write-down of capital assets	5,636	-
Sale of data base	-	(32,653)
Write-down of marketable securities	-	735
Interest income	(86)	(5,051)
Other income	(12,503)	(71,050)
Loss for the Year	591,633	5,302,716
Deficit - Beginning of year	22,253,271	16,950,555
Deficit - End of Year	$ 22,844,904	$ 22,253,271
Loss Per Share - Basic and Diluted	$ 0.02	$ 0.19
Weighted Average Number of Shares Outstanding	28,744,667	28,614,872

- See Accompanying Notes -

Gitennes Exploration Inc.

Statement 3

Consolidated Statements of Cash Flows

For the Years Ended December 31

Canadian Funds

	2002	2001
Cash Flows from Operating Activities		
Loss for the year	$ (591,633)	$ (5,302,716)
Items not affecting by cash		
Amortization	15,097	62,547
Write-down of marketable securities	-	735
Write-down of capital assets	5,636	-
Write-down of mineral properties	11,635	4,766,950
	(559,265)	(472,484)
Changes in non-cash working capital items		
Accounts receivable	(428)	30,355
Prepaid expense	(11,899)	-
Accounts payable and accrued liabilities	(145,586)	(31,434)
	(157,913)	(1,079)
	(717,178)	(473,563)
Cash Flows from Financing Activities		
Net proceeds from issuance of common shares	-	130,000
Cash Flows from Investing Activities		
Mineral properties - net of recoveries	(346,292)	(595,129)
Proceeds on disposal of mineral property	-	2,356,268
Purchase of capital assets	(24,752)	(1,123)
	(371,044)	1,760,016
Net Increase (Decrease) in Cash and Cash Equivalents	(1,088,222)	1,416,453
Cash and cash equivalents - Beginning of year	1,934,456	518,003
Cash and Cash Equivalents - End of Year	$ 846,234	$ 1,934,456

Supplemental Cash Flow Information

During the year, the company conducted the following non-cash transactions:

	2002	2001
Non-Cash Investing Activities		
Mineral properties acquired through the issuance of shares	$ 14,000	$ -

- See Accompanying Notes -

1. Nature of Business and Continued Operations

The Company, considered to be in the exploration stage, is in the process of exploring several mineral properties in Canada and Peru. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company may have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the company be unable to continue as a going concern.

2. Accounting Policies

a) Basis of Consolidation

The accompanying audited consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Castle Keep Ltd., Minera Newcrest S.A., Castle Cary Ltd., Torre International Holdings Ltd., Rio Blanco Copper Ltd., Gitennes Exploraciones Peru S.A., Compania Minera Seis Rios S.A., and Compania Minera Majaz, S.A.

The consolidated financial statements also include the results of Compania Minera Kori Rumi S.A., a wholly-owned subsidiary, for the period up until its dissolution on October 30, 2002. All of the Company's wholly-owned subsidiaries have been accounted for under the purchase method.

b) Foreign Currency Translation

The operations of the Company's subsidiaries are considered integrated foreign operations and are translated into Canadian dollars using weighted average rates for the year for items included in the consolidated statements of loss and deficit, the rate prevailing at the balance sheet dates for monetary assets and liabilities, and historical rates for all other items. Translation gains and losses are included in the determination of operating results in the period incurred.

c) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Accounting policies - *Continued*

d) Cash and Cash Equivalents

Cash and cash equivalents comprise cash and term deposits maturing within 90 days from the original date of acquisition.

e) Marketable Securities

Marketable securities are recorded at the lower of cost and quoted market value.

f) Capital Assets

Fixed assets are recorded at cost less accumulated amortization, which is calculated on a declining balance basis in Canada and a straight-line basis in Peru at the following annual rates:

Computer equipment - 20%
Furniture and fixtures - 10% - 20%
Machinery and equipment - 20% - 30%

g) Mineral Properties

The costs of acquiring mineral properties and related exploration expenditures are deferred until the properties are brought into production, at which time they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold, or considered to be impaired in value, at which time the cost of the properties and related deferred expenses are written down. Option and other payments received are credited against mineral properties. Where such payments exceed the related book value, the excess is included in revenue.

The Company is in the process of exploring its mineral properties and has not yet determined the amount of reserves available in its properties. Senior management annually reviews the carrying values of mineral properties and deferred exploration and development costs to assess whether there has been any impairment in value.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining and obtaining clear title to the claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing. The Company does not accrue the estimated costs of maintaining its mineral interests in good standing.

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

2. **Accounting policies** - *Continued*

h) **Environmental Expenditures**

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's philosophy and resultant policy is to conduct its exploration and development activities in an environmentally responsible manner. Specifically, the Company's policy is to meet or surpass the environmental requirements established to satisfy international standards and guidelines, by application of technically proven and economically feasible mitigation and reclamation procedures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

i) **Share Capital**

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

j) **Stock-Based Compensation**

The Company has a fixed stock option plan as described in Note 6b. The Company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which applies to all awards of stock options, stock appreciation rights, etc., granted on or after January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the Company is required to, or has a practice of, settling in cash are recorded as liabilities. The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. As required for employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

2. Accounting policies - *Continued*

k) Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

l) Income taxes

Income taxes are calculated using the asset and liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets. The benefits of losses available for carry-forward to future years for tax purposes are recognized to the extent that realization of such benefits is more likely than not.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, and accounts payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. At December 31, 2002, the Company held US currency totalling US$515,727, which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and US dollar.

4. Mineral Properties

a) Details of mineral property activities are as follows:

	Canada		Peru				
	Fox	Bear and Badger	Rio Blanco	Virgen	Rio Seco	Other	Total
December 31, 2000	$ 290,139	$ -	$ 333,350	$ 6,759,197	$ 91,945	$ -	$ 7,474,631
Acquisition costs	45,000	-	-	-	-	-	45,000
Deferred expenditures		-					
Assays	19,810	-	-	-	-	-	19,810
Cost of disposition	-	-	-	219,460	-	-	219,460
Communications	-	-	-	-	1,474	-	1,474
Consulting geology	84,440	-	-	2,270	335	-	87,045
Drilling	87,245	-	-	-	-	-	87,245
Equipment rental	-	-	172	-	-	-	172
Fuel and lubricants	44	-	-	-	-	-	44
Geophysics	3,100	-	-	-	-	-	3,100
Legal	-	-	2,500	120,157	-	-	122,657
Salaries	15,417	-	-	-	-	-	15,417
Supplies	8,405	-	1,527	2,662	-	-	12,594
Tenure	4,520	-	34,890	-	-	-	39,410
Topographic survey	-	-	65	-	-	-	65
Travel	10,994	-	-	10,264	1,067	-	22,325
Value-added tax	-	-	10,442	9,208	3,193	-	22,843
Total additions during the year	278,975	-	49,596	364,021	6,069	-	698,661
	569,114	-	382,946	7,123,218	98,014	-	8,173,292
Less: Recoveries	-	-	(103,532)	-	-	-	(103,532)
Proceeds on disposal	-	-	-	(2,356,268)	-	-	(2,356,268)
Write-down of mineral properties	-	-	-	(4,766,950)	-	-	(4,766,950)
December 31, 2001	569,114	-	279,414	-	98,014	-	946,542
Acquisition costs	26,000	16,500	-	-	-	34,385	76,885
Deferred expenditures							
Assays	7,052	26,383	-	-	-	11,188	44,623
Consulting geology	5,443	42,578	2,009	-	4,896	31,095	86,021
Drilling	-	65,596	-	-	-	-	65,596
Geophysics	-	22,777	-	-	-	-	22,777
Legal	-	-	8,866	-	-	1,772	10,638
Line cutting	4,474	17,186	-	-	-	-	21,660
Salaries	10,192	25,166	12,500	-	673	1,250	49,781
Supplies	25	1,621	-	-	-	-	1,646
Tenure	1,253	-	-	-	-	-	1,253
Sampling	4,474	-	-	-	-	-	4,474
Travel	2,438	9,243	-	-	1,006	-	12,687
Other	-	-	1,854	-	-	-	1,854
Total additions during the year	61,351	227,050	25,229	-	6,575	79,690	399,895
	630,465	227,050	304,643	-	104,589	79,690	1,346,437
Government assistance	(39,603)	-	-	-	-	-	(39,603)
Write-down of mineral properties	-	-	(11,635)	-	-	-	(11,635)
December 31, 2002	$ 590,862	$ 227,050	$ 293,008	$ -	$ 104,589	$ 79,690	$ 1,295,199

4. Mineral Properties - *Continued*

b) Cumulative resource costs are as follows:

	Acquisition	Exploration	Total 2002	Total 2001
Canada				
Fox, B.C.	$ 171,886	$ 418,976	$ 590,862	$ 569,114
Bear and Badger, Ontario	16,500	210,550	227,050	-
Other	13,810	42,283	56,093	-
Peru				
Rio Blanco	279,414	13,594	293,008	279,414
Rio Seco	-	104,589	104,589	98,014
Other	20,575	3,022	23,597	-
	$ 502,185	$ 793,014	$ 1,295,199	$ 946,542

c) **Fox, Canada**

By an agreement made effective October 16, 2000 and amended on October 16, 2002, the Company obtained an option to acquire a 100% interest in a property located in southern British Columbia known as the Fox property. Under the terms of the option agreement, future production from the Fox property is subject to a 1¼% net smelter return royalty. To earn its interest, the Company must, at its option, make cash payments and issue shares as follows:

Due Date	Cash		Shares	
Upon execution	$ 30,000	(paid)	200,000	(issued)
October 15, 2001	45,000	(paid)	-	
October 15, 2002	15,000	(paid)	100,000	(issued)
October 15, 2003	32,500		100,000	
Upon reaching a positive production decision	200,000		-	
	$ 322,500		400,000	

At its option, the Company may satisfy 50% of the cash payments through the issuance of shares. The number of shares to be issued would be based on the weighted average trading price of the Company's shares for the ten-day period ending five days prior to such settlement.

In addition to the property covered by the option agreement, the Company has acquired, by staking, additional mineral claims adjacent to the Fox property.

d) **Rio Blanco, Peru**

The Rio Blanco property is a copper project in northern Peru. On June 17, 2002, the Company signed an agreement with Monterrico Metals plc (Monterrico), a London-based exploration company. Under the terms of the agreement, Monterrico may earn up to a 75% interest in Rio Blanco through committed and optional expenditures of US$4,000,000 within five years. Thereafter a joint venture would be formed with the Company holding a 25% interest and both parties funding future exploration and development costs proportionately. A non-participating party will be diluted based on standard dilution calculations down to a minimum 1.5% net smelter royalty.

Subsequent to December 31, 2002, the Company announced the sale of its rights and interest to the Rio Blanco property to Monterrico *(Note 11b).*

4. Mineral Properties - *Continued*

e) Rio Seco, Peru

The Company acquired, by staking, the Rio Seco property in 1999. It is located 300 kilometres north of Lima, near the Pan American Highway. The property covers zones of gold mineralization.

f) Bear and Badger, Canada

On January 25, 2002, the Company entered into an option agreement to acquire two properties located in Ontario known as the Bear Property and the Badger Property. To complete the option and earn its 100% interest the Company must, at its option, make cash payments, issue shares and incur cumulative exploration expenditures as follows:

Due Date		Cash		Shares To be Issued			Cumulative Expenditures	
Upon execution	$	7,500	(paid)	25,000	(issued)	$	-	
January 17, 2003		15,000	*(note 11a)*	25,000	*(note 11a)*		60,000	(incurred)
January 17, 2004		20,000		25,000			120,000	(incurred)
January 17, 2005		25,000		25,000			180,000	(incurred)
	$	67,500		100,000				

The Company maintains the right to accelerate payment of the cash and issuance of the shares. The optionor retains a 2% net smelter returns royalty, 50% of which (1%) may be purchased by the Company for $500,000 at any time.

g) Other Properties

During the year, the Company staked various new claims in Peru. All of the claims are held 100% by the Company except the Urumalqui property, which the Company intends to develop with Meridian Gold Inc. ("Meridian"). Under the terms of an October 15, 2002 Letter of Intent with Meridian, the companies have each agreed to allocate US$125,000 per annum for a three-year period of exploration, during which the Company will manage the project. Once cumulative aggregate expenditures reach US$750,000, the project expenditures will increase to US$500,000 per company and Meridian will become project manager.

In Ontario, the Company staked seven groups of claims collectively referred to as the Garden-Obonga properties. These properties cover mostly geophysical targets and have undergone only early-stage exploration. They are individually referred to as the Gull River, Kab River, 811 East, 811 West, Kitchen, Naydo Lake, and Ruffo Lake claims. Individual, segregated exploration expenses will be shown for these properties if and when significant costs are incurred exploring one or more of the claims.

h) Virgen, Peru

During the year ended December 31, 2001, the Company sold its interest in the Virgen property and wrote off all remaining costs associated with the project ($4,766,950). Pursuant to the terms of the sale agreement, the Company retains a 2% net smelter returns royalty, payable when aggregate gold production from the property exceeds 145,000 ounces.

5. Capital Assets

	Cost	Accumulated Amortization	2002 Net Book Value	2001 Net Book Value
Computer equipment	$ 83,101	$ 50,296	$ 32,805	$ 20,219
Furniture and fixtures	70,485	50,642	19,843	26,906
Machinery and equipment	-	-	-	1,504
	$ 153,586	$ 100,938	$ 52,648	$ 48,629

6. Share Capital

a) Details are as follows:

Authorized: An unlimited number of common shares without par value

Issued and outstanding:

	2002		2001	
	Shares	Amount	Shares	Amount
Balance - Beginning of Year	28,705,831	$ 24,985,093	28,355,831	$ 24,855,093
Private placement	-	-	350,000	133,000
For mineral properties *(Note 4c)*	100,000	11,000	-	-
For mineral properties *(Note 4f)*	25,000	3,000	-	-
Cost of issue	-	-	-	(3,000)
Balance - End of Year	28,830,831	$ 24,999,093	28,705,831	$ 24,985,093

b) **Stock Options**

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers up to 3,400,000 shares. The exercise price per share and the vesting period under the plan are determined by the Board of Directors.

During the year ended December 31, the change in stock options outstanding was as follows:

	2002 Shares	2001 Shares
Options outstanding - Beginning of year	2,115,000	1,715,000
Granted	950,000	400,000
Forfeited	(225,000)	-
Options outstanding - End of year	2,840,000	2,115,000

6. Share Capital - *Continued*

b) Stock Options - *Continued*

At December 31, 2002, the following stock options are outstanding:

Options Outstanding	Exercise Price	Expiry Date
580,000	$0.27	May 4, 2003
280,000	$0.16	February 1, 2004
200,000	$0.18	April 10, 2004
930,000	$0.15	October 1, 2007
370,000	$2.80	March 30, 2008
80,000	$0.30	November 10, 2010
400,000	$0.40	March 9, 2011
2,840,000		

All options outstanding at December 31, 2002 have vested.

The weighted average exercise price of the stock options outstanding at December 31, 2002 is $0.56 and the weighted average remaining contract life of the options is 3.88 years.

c) Stock-Based Compensation

During the year, the Company issued 950,000 options to directors, officers, and employees with an exercise price of $0.15 per option. Had the fair value based method been used to value these options, the Company's loss and loss-per-share amounts for the year would have been adjusted to the pro forma amounts as follows:

	2002	2001
Loss		
As Reported	$ 591,633	$ 5,302,716
Pro forma	$ 672,630	$ N/A
Loss Per Share		
As Reported	$ 0.02	$ 0.19
Pro forma	$ 0.02	$ N/A

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001
Expected dividend yield	0.00	N/A
Expected stock price volatility	111%	N/A
Risk-free interest rate	4.2%	N/A
Expected life of options	5 years	N/A

The weighted average grant-date fair value of options granted in the year was $0.09 per option.

6. Share Capital - *Continued*

d) Warrants

During the year ended December 31, 2001, warrants, which had been assigned a value of $25,000 expired unexercised, and accordingly, this amount was transferred to contributed surplus.

The change in warrants outstanding was as follows:

	2002			2001		
	Shares		Exercise Price	Shares		Exercise Price
Warrants outstanding - Beginning of year	350,000	$	0.45	1,900,000	$	0.45
Granted	-	$	-	350,000	$	0.45
Expired	-	$	-	(1,900,000)	$	0.45
Warrants outstanding - End of year	350,000			350,000		

The 350,000 warrants outstanding at December 31, 2002 expired subsequent to year-end.

7. Related Party Transactions

During the year, the company incurred $248,002 (2001 - $342,961) in salaries and administrative and geological consulting fees to directors of the Company and its subsidiaries.

During the year, the Company incurred $23,874 (2001 - $73,857) in legal fees paid to a law firm in which a director of the Company is a partner.

Accounts payable and accrued liabilities includes $NIL (2001 - $3,375) payable to a law firm in which a director of the Company is a partner.

8. Income Taxes

a) The Company has incurred non-capital losses for income tax purposes of approximately $3,035,000 that may be used to reduce future taxable income in Canada. These losses expire as follows:

Year of Expiry		Amount
2003		280,000
2004		680,000
2005		635,000
2006		558,000
2007		432,000
2009		450,000
	$	3,035,000

8. **Income Taxes** - *Continued*

b) The Company has approximately $3,848,000 of resource related expenditures that may be carried forward indefinitely and used to reduce future prescribed taxable income in Canada.

c) The Company also has certain losses that may be used to reduce future taxable income in Peru.

The income tax benefits, if any, of these losses and expenditures have not been recorded in the accounts of the Company.

9. **Contingencies and Commitments**

a) The Board of Directors of the Company have adopted a shareholder rights plan whereby, in the event of a takeover bid or change in control (transactions involving the acquisition of 20% or more of the Company's voting shares) each shareholder has the right, for each common share held, to purchase from the Company for an exercise price (currently $30 per share) that number of shares having aggregate market value equal to twice the price. The plan has a three-year term and expires May 16, 2003.

b) The Company has an agreement to lease office space until October 31, 2005, with a net annual lease commitment of approximately $23,000.

10. **Segmented Information**

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

2002		Loss		Capital Assets		Identifiable Assets
Canada	$	469,983	$	52,465	$	1,074,760
British Virgin Islands		1,263		-		574,642
Peru		120,387		183		573,495
Total	$	591,633	$	52,648	$	2,222,897
2001						
Canada	$	539,405	$	43,524	$	890,122
British Virgin Islands		4,533,103		-		1,614,806
Peru		230,208		5,105		441,188
Total	$	5,302,716	$	48,629	$	2,946,116





TABEND

11. Subsequent Events

a) On January 15, 2003, the Company paid $15,000 and issued 25,000 shares as part of its second year option requirements on the Bear and Badger properties *(Note 4f)*.

b) On April 7, 2003, the Company sold its rights and interests in the Rio Blanco property to Monterrico Metals plc *(Note 4d)*. The transaction value is US$1,500,000 (Cdn$2,226,900) and is comprised of a cash payment of US$1,000,000 plus 412,092 common shares of Monterrico valued at US$500,000.

Officers and Directors

Jerry D. Blackwell	President, CEO and Director
Lyle R. Hepburn	Director
Edmund T. Kimura	Director
Kenneth Booth	Director
Joanne Bailey	Corporate Secretary and CFO
James R. Foster	Vice-President

Executive Office

1055 West Hastings St. Suite 2390
Vancouver, BC. V6E 2E9 Canada
tel. 604-682-7970
fax. 604-682-7903
email: info@gitennes.com
website: www.gitennes.com

Affiliated Companies in Peru

Gitennes Exploraciones Peru S.A.
tel. + 511-242-4065
email: gitennes@terra.com.pe

Capitalization

Authorized	Unlimited
Issued Capital	28,855,831

Counsel

Beach, Hepburn
Barristers and Solicitors
36 Toronto St. Suite 1000
Toronto, ON. M5C 2C5 Canada

Transfer Agent

Computershare Trust Company of Canada
100 University Ave, 8th Floor
Toronto, ON. M5J 2Y1 Canada